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05008760

3 June 2005

File No. 040006-0000

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
JUN 07 2005
WASH, D.C.
192
SECTION

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled:

- *Yara share buy-backs started* dated 25 May, 2005;
- *New Yara Fertilizer Industry Handbook published* dated 20 May, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosures




SEC MAIL PROCESSING
RECEIVED
JUN 0 7 2005
WASH. D.C.
192
SECTION

Yara share buy-backs started

Oslo (2005-05-25): Yara yesterday made the first share buy-backs as part of the new buy-back program approved by Yara's General Meeting on 19 May.

On 24 May, Yara purchased 270,000 own shares at an average price of NOK 92.88 per share.

The transaction is part of a buy-back program, which authorizes Yara to buy back up to 5% of Yara's shares (15,736,867 shares) in the market. The authorization is valid until 18 May 2006. The purchase price shall not be less than NOK 10, nor more than NOK 300. The shares may either be used for cancellation or at the Board's discretion as payment in business transactions.

After this transaction Yara holds 270,000 own shares, acquired as part of this buy-back program. In addition, Yara holds 3,001,400 own shares from the previous buy-back program, shares which the General Meeting on 19 May decided to cancel.

The company has entered into a new agreement with the Norwegian State.The State's shares will be redeemed on a pro-rata basis to keep the State's ownership unchanged in the event of a cancellation of the purchased shares.

Any further buy-back transactions under the new program will be disclosed at the Oslo Stock Exchange, and at Yara's web site
http://www.yara.com/en/investor_relations/stock/buyback

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.


YARA

New Yara Fertilizer Industry Handbook published

Oslo (2005-05-31): In connection with a presentation of Yara to Norske Finansanalytikeres Forening (NFF), Yara has today released the 2005 edition of its Fertilizer Industry Handbook containing updated information about the fertilizer market and industry.

The Yara Fertilizer Industry Handbook is a tool for analysts, investors, journalists and others who would like to understand the fertilizer industry and in particular the parts most relevant for Yara International. With global sales of approximately USD 70 billion, the fertilizer industry plays a key role in feeding a growing and more food quality-conscious population. The nitrogen part of the industry, which is now estimated to have grown by more than 5% last year, is dealt with in detail as this is the sector most important for Yara.

The Fertilizer Industry Handbook can be downloaded with speaker notes from Yara's website:
www.yara.com/en/investor_relations/presentations/fertilizer_handbook

The other presentation material from the NFF seminar is found at the following link:
www.yara.com/en/investor_relations/presentations/conferences

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.